SMITH, MOORE & CO.

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-27480

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SMITH, MOORE & CO.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7777 BONHOMME AVENUE, SUITE 2400
(No. and Street)

CLAYTON	MO	63105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

AMY BRODY	(314) 446-1627	abrody@smithmoore.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HOLT & PATTERSON, LLC
(Name – if individual, state last, first, and middle name)

260 CHESTERFIELD INDUSTRIAL BLVD.	CHESTERFIELD	MO	63005
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3372
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____AMY BRODY_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____SMITH, MOORE & CO._____, as of _____12/31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CHIEF FINANCIAL OFFICER

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TABLE OF CONTENTS



HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Smith, Moore & Co.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Smith, Moore & Co. as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Smith, Moore & Co. as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Smith, Moore & Co.'s management. Our responsibility is to express an opinion on Smith, Moore & Co.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Smith, Moore & Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Holt & Patterson, LLC

Holt & Patterson, LLC
We have served as Smith, Moore & Co.'s auditor since 2017.
Chesterfield, MO
February 20, 2026

260 CHESTERFIELD INDUSTRIAL BLVD. CHESTERFIELD, MO 63005 PHONE 636/530-1040 FAX 636/530-1101

SMITH, MOORE & CO.

Statement of Financial Condition
12/31/2025

ASSETS

Cash & cash equivalents	$ 2,664,259
Income receivable	4,042,144
Receivables from clearing organizations	1,654,926
Deposits with clearing organizations	150,000
Securities owned, at fair value:	
Mortgage-backed securities, agency and non-agency	524
Advanced employee bonuses	169,889
Other assets	480,400
Property, equipment and right-of-use assets, net of accumulated depreciation and amortization of $1,315,130	1,541,093
TOTAL ASSETS	**$10,703,235**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Payables to clearing organizations	$ 524
Accounts payable, accrued expenses, and other liabilities	6,327,158
Deferred incentive	166,667
TOTAL LIABILITIES	**6,494,349**

Stockholders' Equity

Common stock: $1 par value; authorized 100,000 shares; 30,845 shares issued; 30,035 shares outstanding	30,035
Treasury stock; 810 shares	(127,228)
Additional paid-in capital	3,033,482
Accumulated other comprehensive income	930
Retained earnings	1,271,667
TOTAL STOCKHOLDERS' EQUITY	**4,208,886**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$10,703,235**

The accompanying notes are an integral part of these financial statements.

SMITH, MOORE & CO.

Notes to Financial Statements
December 31, 2025

Note 1 - Organization and Summary of Significant Accounting Policies

Nature of Operations

Smith, Moore & Co. (the "Company") is a registered securities broker-dealer under the Securities Exchange Act of 1934 and investment advisor with the Securities Exchange Commission ("SEC") and a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company has branch offices located in Missouri, Illinois, Kansas and Mississippi with registered financial advisors servicing individual and corporate clients primarily in the Midwest.

The Company contracts with RBC Correspondent Services, a division of RBC Capital Markets LLC ("RBC"), to maintain custody of client assets and to clear client transactions on a fully disclosed basis.

Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. ("GAAP") which requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated subsequent events through February 20, 2026 and concluded that no further activity has occurred that would require recognition or disclosure other than what is disclosed in notes 10 and 14.

Fair Value

A substantial amount of the Company's financial assets and liabilities, as well as financial instruments with off-balance sheet risk, are carried at amounts that approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information of the value of the underlying instrument.

Cash and Cash Equivalents

The Company has cash on deposit with two banks. In addition, the Company has short-term investments in U.S. treasury bills with maturities of six months or less from the date of purchase.

Securities Owned

Securities owned consist of mortgage-backed securities, both agency and non-agency, which the Company classifies as trading securities. These securities are bought and held principally as inventory for the purpose of selling in the short term.

Securities owned are accounted for at estimated fair value as determined by management and in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements and Disclosures. The resulting differences between cost and estimated fair value are reflected in current period earnings and included in the statement of comprehensive income as applicable. Fair values are generally based on prices from independent sources such as listed market prices or broker or dealer price quotations.

Advanced Employee Bonuses

Several financial advisors received an advanced bonus after joining the Company and meeting certain objectives outlined in their employment agreement. The financial advisors signed a promissory note with the Company, which is amortized over a 5-year period in most cases. The note carries an interest rate that is based on the published IRS mid-term applicable Federal Rate (AFR) in the month the advance occurred. The advanced bonuses outstanding are carried at fair value of $169,889 with no allowance for losses at December 31, 2025.

Property and Equipment

Equipment, including furniture and fixtures, is recorded at cost and depreciated using straight-line methods over estimated useful lives of three to seven years. Leasehold improvements are amortized based on the term of the lease agreement or the economic useful life of the improvement, whichever is less. When assets are retired or disposed of, the cost and accumulated depreciation or amortization is removed from the accounts; gains or losses resulting therefrom are included in the statement of comprehensive income.

Leases

The Company previously adopted ASU 2016-02, Leases Topic 842. ASC 842 requires companies to recognize lease assets and liabilities for both financing and operating leases on the statement of financial condition. For a more detailed discussion on lease arrangements, refer to Note 5 (Property, Equipment and Right-of-Use Assets).

Income Taxes

In December 2023, the FASB issued ASU 2023-09, Topic 740, to improve the transparency and usefulness of income tax disclosures. The ASU is effective for public business entities

for fiscal years beginning on or after December 15, 2024. The Company adopted the standard retrospectively and adoption had no material impact on its financial statements.

The stockholders of the Company have elected to be treated as an "S" corporation under the provisions of the Internal Revenue Code. Accordingly, the stockholders are taxed on their proportionate share of the Company's taxable income. As a result, no provision for federal income taxes is reflected in the financial statements.

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes,* and evaluates uncertain tax positions and recognizes the tax effect of a position if it is more likely than not to be sustained upon examination by taxing authorities. Interest and penalties, if any, are recorded as expense in the statement of comprehensive income.

See Note 11 for additional disclosures related to income taxes.

Segment Information

The Company operates as a registered broker-dealer and investment advisor providing financial services to its clients. Management has determined that the Company operates in one operating and reportable segment in accordance with ASC 280, Segment Reporting.

The Company's Chief Operating Decision Maker ("CODM"), identified as its Chief Executive Officer, uses consolidated financial information to evaluate financial performance and allocate resources. As a result, no segment asset, revenue, or expense information is presented beyond the consolidated amounts reported in the financial statements.

Note 2 - Concentration of Credit Risk

The Company's cash is deposited with highly creditworthy financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2025, the Company had approximately $137,000 in excess of FDIC insured limits.

Note 3 - Deposits with Clearing Organizations

In addition, the Company is contractually obligated to maintain a deposit account at RBC. As designated by the terms of the agreement, the deposit account will, at all times, contain cash, qualified securities, or both, having a fair market value of at least $100,000. At December 31, 2025, this deposit account was $100,000.

The Company also maintains a deposit account with RBC relative to proprietary trading which covers securities purchased or sold short within the firm's inventory accounts. At December 31, 2025, this deposit account was $50,000.

Note 4 - Securities Owned and Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Valuation is based on quoted prices in active markets for identical instruments in active markets.

- Level 2 – Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of the markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within

which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Securities owned consist of Level 2 trading and investment securities, at market value, as follows at December 31, 2025:

Mortgage-backed securities, agency and non-agency $ 524

There were no transfers between Level 1, Level 2, and Level 3 during the year.

These positions are offset by a corresponding loan obligation payable to RBC in the amount of $524 which is included in payables to clearing organizations in the statement of financial condition.

Note 5 – Property, Equipment and Right-of-Use Assets

Property, equipment, and right-of-use assets consist of the following at December 31, 2025:

Computers and office equipment	$ 361,581
Furniture and fixtures	558,441
Leasehold improvements	779,940
Operating lease right-of-use assets	1,156,261
	2,856,223
Less accumulated depreciation and amortization	(1,315,130)
	$ 1,541,093

The Company's right-of-use ("ROU") assets relate to operating leases for ten regional branch office locations and copier equipment for these branch offices. Leases are included in property, equipment and right-of-use assets and other liabilities on the statement of financial position.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. ROU assets include initial direct costs incurred by the lessee as well as any lease payments made at or before the commencement date and excluding lease incentives. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate to determine the present value of lease payments. Lease terms expire at various times through April 2030 and most include options to extend or terminate the lease when it is reasonably certain that the company will recognize that option.

SMITH, MOORE & CO.

Notes to Financial Statements - Continued
December 31, 2025

The future payments due under operating leases as of December 31, 2025 are as follows:

2026	$ 714,532
2027	$ 627,529
2028	$ 331,148
2029	$ 173,625
2030	$ 29,251

Note 6 - Accounts Payable, Accrued Expenses, and Other Liabilities

Accounts payable, accrued expenses, and other liabilities consisted of the following at December 31, 2025:

Accounts payable	$ 29,629
Accrued expenses and other accrued liabilities	1,855,031
Accrued commissions payable	3,286,237
Operating lease liabilities	1,156,261
	$6,327,158

Note 7 - Deferred Incentive

On July 1, 2021, the Company entered a 6-year contract extension with RBC and received a cash incentive payment of $500,000.

This deferred amount is reported in the statement of financial condition and are being amortized on a straight-lined basis over the terms of the agreement pursuant to ASC Subtopic 605-50, Customer Payments and Incentives. The yearly amortized amounts are reported as a reduction of brokerage and clearing fees in the statement of comprehensive income. The unamortized deferred incentive is an allowable credit in the computation of net capital under rule 15c3-1.

Note 8 - Short-Term Bank Loans

The Company has a line-of-credit agreement with Parkside Financial Bank & Trust ("Parkside") providing for borrowings up to $300,000. Interest is calculated at the bank's prime rate plus 0.5%. The agreement expires on February 28, 2026. It is collateralized by substantially all business assets. At December 31, 2025, there was no unpaid balance outstanding or pledged collateral under this agreement.

Note 9 - Commitments

The Company uses third party vendors for network, connectivity, securities research information and managed backup services under non-cancelable contracts expiring in fourth quarter, 2030.

SMITH, MOORE & CO.

Notes to Financial Statements - Continued
December 31, 2025

The following is a schedule of future minimum payments required under these contracts as of December 31:

2026	$ 432,153
2027	$ 430,395
2028	$ 426,395
2029	$ 266,733
2030	$ 208,333

The RBC clearing and extension agreement requires minimum monthly revenues from trade clearance and execution fees, clearing broker portion of managed account fees, and technology and other miscellaneous fees of $30,000 per month.

The Company could be subject to liquidated damages if an election is made to voluntarily terminate the six-year extension agreement early for convenience. The amount of the termination fees would be $13,889 for each remaining month of the extension terms. The Company does not anticipate a voluntary termination of the Agreement as of December 31, 2025 and through the date the financial statements were issued.

Note 10 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital, as defined, equal to the greater of $250,000 or 6-2/3 percent of total aggregate indebtedness. The Net Capital Rule of the SEC also provides that advances to affiliates, repayment of borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions under Rule 15c3-1.

At December 31, 2025, the Company had Net Capital of $2,622,465 which was $2,287,058 in excess of the required minimum and the aggregate indebtedness to Net Capital ratio was 191.85 to 1, as computed under SEC Rule 15c3-1.

The Company anticipates capital withdrawals of $1,308,884 within the next three months following December 31, 2025. The aggregate indebtedness to Net Capital ratio will be 383.01 to 1, as computed under SEC Rule 15c3-1.

Note 11 – Income Taxes

In accordance with ASU 2023-09, Improvements to Income Tax Disclosures, the Company discloses that income tax expense recognized at the entity level relates primarily to state pass-through entity taxes. The Board of Directors approved the Company's election to be taxed as a pass-through entity for state tax purposes in the 2025 tax year.

Notes to Financial Statements - Continued
December 31, 2025

The Company is subject to examination by federal and state taxing authorities for open tax years. The Company's federal and state income tax returns for the years 2022, 2023, 2024, and 2025 remain subject to examination, generally for three years after filing.

Management has evaluated the Company's tax positions in accordance with ASC 740 and has concluded that the Company has no uncertain tax positions requiring recognition or disclosure in the financial statements.

Note 12 - Financial Instruments with Off-Balance Sheet Risk

The Company's customer accounts are carried by the clearing broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the clearing broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $100,000 (see Note 3).

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by several factors including size, duration, composition, and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Company manages market risk by setting and monitoring adherence to risk limits.

Note 13 - Employee Benefit Plan

The Company established and sponsors the Smith Moore 401(k) Plan for all employees meeting certain eligibility requirements. The Company contributed 3% of employee compensation to the Plan, not to exceed the amounts as permitted under the Internal Revenue Code. The plan provides for a discretionary profit-sharing contribution each year.

Note 14 - Common Stock Transactions

In February 2026, the Company plans to issue 3,405 shares of stock to new and existing stockholders for a total issuance price of $491,307.

Note 15 - Contingencies

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate the industry, including FINRA, the SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which

is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to negate or correct such asserted violations. In certain circumstances and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines. During the year ended December 31, 2025 there were no amounts levied against the Company as a result of regulatory assessments and awards.

The Company is, from time to time, involved in private disputes with clients concerning claims for damages, breaches of fiduciary duty, breaches of contract and/or alleged violations of regulations to which the Company is subject. Increasingly, such risks include claims for losses due to cyber-fraud. The Company maintains insurance covering such claims and implements policies and systems to mitigate such risks, but these measures will not entirely eliminate the risk from these claims.